CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1933
September 4, 2008
Pharmaxis Ltd
2/10 Rodborough Road,
Frenchs Forest, NSW 2086
Australia
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑       Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐       No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

ASX/NASDAQ Media release	4 September 2008

SECOND PIVOTAL PHASE 3 TRIAL IN CYSTIC FIBROSIS BEGINS
Pharmaceutical company Pharmaxis (ASX:PXS, NASDAQ:PXSL) today announced that it has enrolled the first subject into its second pivotal Phase 3 clinical trial evaluating Bronchitol in cystic fibrosis sufferers.
The Phase 3 trial is being conducted in 41 hospitals across North America, Argentina and Germany, and is the final clinical step before Pharmaxis seeks approval to market Bronchitol for cystic fibrosis in the United States.
Pharmaxis Chief Executive Officer Dr Alan Robertson said: “We are delighted to commence this trial following helpful discussions with the FDA and with assistance from the U.S. Cystic Fibrosis Foundation. This trial follows the recent closure to recruitment of the first Phase 3 trial involving 325 subjects. Bronchitol has been awarded fast-track status in the U.S., and orphan drug designation in both the U.S. and EU and we look forward to bringing Bronchitol to the international cystic fibrosis community as rapidly as we can.”
This trial is being conducted under the Food and Drug Administration’s Special Protocol Assessment (SPA) scheme. The SPA process ensures the clinical trial protocol is acceptable to the U.S. FDA when the results are submitted to support a marketing application for Bronchitol.
The Phase III clinical trial is designed to include a 26-week efficacy treatment period, followed by a 26-week safety period. The efficacy component of the trial is a randomized, double-blind investigation of Bronchitol twice daily in approximately 300 patients with cystic fibrosis. The trial is enrolling cystic fibrosis patients aged six years and older. Participants will be assessed for improvements in lung function, infectious episodes, antibiotic use, quality of life and a range of health economic measures. Further details concerning the trial are available at http://www.pharmaxis.com.au/library/2008_09_04_CF302_Commences.pdf
Pharmaxis is developing Bronchitol as a treatment to improve mucus clearance in the lungs of patients with cystic fibrosis, bronchiectasis and chronic obstructive airway diseases. Bronchitol is a patented, inhalable dry powder formulation of mannitol that can be administered by a convenient, hand-held pocket sized device. Cystic fibrosis is a fatal disease, affecting more than 75,000 people worldwide.
-ends-

SOURCE: Pharmaxis Ltd, Sydney, Australia
CONTACT: Alan Robertson — Chief Executive Officer
Ph: +61 2 9454 7200 or email alan.robertson@pharmaxis.com.au
RELEASED THROUGH:
Australia:
Virginia Nicholls, phone +61 417 610 824 or email virginia.nicholls@pharmaxis.com.au
United States:
Brandon Lewis, Trout Group, phone +1 646 378 2915 or email blewis@troutgroup.com
Forward-Looking Statements
The statements contained in this media release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this media release include statements regarding our expectations, beliefs, hopes, goals, intentions, initiatives or strategies, including statements regarding the potential for Aridol and/or Bronchitol. All forward-looking statements included in this media release are based upon information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statement as a result of new information, future events or otherwise. We can not guarantee that any product candidate will receive FDA or other regulatory approval or that we will seek any such approval. Factors that could cause or contribute to such differences include, but are not limited to, factors discussed in the “Risk Factors and Other Uncertainties” section of our Form 20-F lodged with the U.S. Securities and Exchange Commission.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharmaxis Ltd (Registrant)
Date: September 4, 2008	By:	/s/ David McGarvey
		Name:	David McGarvey
		Title:	Chief Financial Officer